Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

Amendment No. 3 to Agreement and Plan of Merger

On April 28, 2010, Cano Petroleum, Inc. (“Cano”), Resaca Exploitation, Inc., a Texas corporation (“Resaca”) and Resaca Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Resaca (“Merger Sub”) entered into Amendment No. 3 to Agreement and Plan of Merger (the “Amendment”), which amends that certain Agreement and Plan of Merger dated September 29, 2009, by and among Cano, Resaca and Merger Sub (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger dated February 25, 2010 by and among Cano, Resaca and Merger Sub and that certain Amendment No. 2 to Agreement and Plan of Merger dated April 1, 2010 by and among Cano, Resaca and Merger Sub, the “Merger Agreement”) pursuant to which Merger Sub will merge with and into Cano (the “Merger”).

The Amendment extends the date on which either Cano or Resaca may terminate the Merger Agreement if the Merger has not become effective from May 31, 2010 to June 30, 2010.

The summary of the Amendment set forth above does not purport to be complete and is qualified by reference to such Amendment, which is filed herewith in its entirety.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM market of the London Stock Exchange (the “AIM”) and (c) plan to file with the AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to the AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com. Information filed with the SEC will be available on the SEC’s website at www.sec.gov. Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and the AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website. Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

AMENDMENT NO. 3

TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into this 28th day of April, 2010 by and between Resaca Exploitation, Inc., a Texas corporation (“Parent”), Resaca Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Cano Petroleum, Inc., a Delaware corporation (“Target”).

W I T N E S S E T H :

WHEREAS, Parent, Merger Sub and Target are parties to that certain Agreement and Plan of Merger dated September 29, 2009, that certain Amendment No. 1 to Agreement and Plan of Merger dated February 24, 2010, and that certain Amendment No. 2 to Agreement and Plan of Merger dated April 1, 2010 (as amended, the “Merger Agreement”);

WHEREAS, Parent and Target desire to further amend the Merger Agreement to extend the Termination Date to June 30, 2010; and

WHEREAS, pursuant to Section 11.12 of the Merger Agreement, the Merger Agreement may be amended if made in writing by Parent and Target.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.               Certain Definitions.  Terms used in this Amendment and not otherwise defined shall have the meanings set forth in the Merger Agreement.  All references to the “Agreement” in the Merger Agreement shall be deemed to refer to the Merger Agreement, as amended by this Amendment.

Section 2.               Amendment and Restatement of Section 10.1(b).  Section 10.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“              (b)           by either Parent or Target if the Effective Time has not occurred on or before June 30, 2010 (the “Termination Date”), provided that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date;”

Section 3.               Ratification of the Merger Agreement.  The Merger Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects and shall remain in full force and effect.

Section 4.               Counterparts.  This Amendment may be executed in several counterparts, each of which shall be an original and all of which shall constitute the same instrument.

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[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

RESACA EXPLOITATION, INC.

By:	/s/ JOHN J. LENDRUM III
Name:	John J. Lendrum III
Title:	Chief Executive Officer

RESACA ACQUISITION SUB, INC.

By:	/s/ JOHN J. LENDRUM III
Name:	John J. Lendrum III
Title:	Chief Executive Officer

CANO PETROLEUM, INC.

By:	/s/ PHILLIP B. FEINER
Name:	Phillip B. Feiner
Title:	Vice President and General Counsel